AB 3/9/06

3/10

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response . . . 12.00	

SECURI... ...MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 20018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Financial Research Co 07-007163-C
Attn: W. Robert Goldman, Jr.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 Louisiana Ave, Ste 5A
(No. and Street)

Winter Park (City) Florida (State) 32789 (Zip Code)

NAME AN[D TELEPHO]NE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Robert Goldman, Jr. 407-628-1156
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPEN[DENT PUBLIC] ACCOUNTANT whose opinion is contained in this Report*

Douglas L. Myers
(Name — if individual, state last, first, middle name)

650 Shawan Falls Drive, Ste 200: Dublin, OH 43017
(Address) (City) (State) Zip Code)

CHECK O[NE]:
- ☒ [Certified Publi]c Accountant
- ☐ [Public Accoun]tant
- ☐ [Accountant no]t resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

CH 4/7/06

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, W. Robert Goldman JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Research, as of February 10, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

RENEE MORRIS ENSMINGER
NOTARY PUBLIC - STATE OF FLORIDA
COMMISSION # DD492635
EXPIRES 11/20/2009
BONDED THRU 1-888-NOTARY1

[Signature]
Notary Public

[Signature]
Signature

~~[illegible]~~ President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ~~☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the~~ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER

Financial Research Co.
Attn: W. Robert Goldman, Jr. [13]

SEC FILE NO.
8-20018 [14]

FIRM ID. NO.
07163 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1150 Louisiana Ave., Suite 5A [20]
(No. and Street)

Winter Park [21] FL [22] 32789 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY)
10/01/05 [24]

AND ENDING (MM/DD/YY)
12/31/05 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Robert Goldman, Jr. [30]

(Area Code)—Telephone No.
(407) 628-1156 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

	32	OFFICIAL USE	33
N/A	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

07-007163-C1 IIA
FINANCIAL RESEARCH COMPANY
W. ROBERT GOLDMAN JR.
1150 LOUISIANA AVENUE, SUITE 5
WINTER PARK FL 32789

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 20th day of Feb 19 2006

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

MYERS, DOUGLAS L.

70

ADDRESS	Number and Street	City	State	Zip Code
	650 SHAWAN FALLS DR., STE 200	DUBLIN	OH	43017
	71	72	73	74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Financial Research | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/05 [99]
SEC FILE NO. 8-20018 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 7036	200			$ 7036	750
2. Receivables from brokers or dealers:						
A. Clearance account	1141	295			1141	
B. Other	N/A	300	$ N/A	550		810
3. Receivables from non-customers	N/A	355	8	600	8	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities	N/A	418				
B. Debt securities	N/A	419				
C. Options	N/A	420				
D. Other securities	N/A	424				
E. Spot commodities	N/A	430			N/A	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ N/A [130]						
B. At estimated fair value	N/A	440	N/A	610	N/A	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	N/A	460	N/A	630	N/A	880
A. Exempted securities $ N/A [150]						
B. Other securities $ N/A [160]						
7. Secured demand notes:	N/A	470	N/A	640	N/A	890
market value of collateral:						
A. Exempted securities $ N/A [170]						
B. Other securities $ N/A [180]						
8. Memberships in exchanges:						
A. Owned, at market $ N/A [190]						
B. Owned, at cost			N/A	650		
C. Contributed for use of the company, at market value			N/A	660	N/A	900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	N/A	480	N/A	670	N/A	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	N/A	490	N/A	680	N/A	920
11. Other assets	N/A	535	N/A	735	N/A	930
12. TOTAL ASSETS	$ 8177	540	$ 8	740	$ 8185	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Financial Research as of 12/31/05

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$ N/A	1045	$ N/A	1255	$ N/A	1470
14. Payable to brokers or dealers:							
A. Clearance account		N/A	1114	N/A	1315	N/A	1560
B. Other		N/A	1115	N/A	1305	N/A	1540
15. Payable to non-customers		N/A	1155	N/A	1355	N/A	1610
16. Securities sold not yet purchased, at market value				N/A	1360	N/A	1620
17. Accounts payable, accrued liabilities, expenses and other		991	1205	N/A	1385	991	1685
18. Notes and mortgages payable:							
A. Unsecured		N/A	1210			N/A	1690
B. Secured		N/A	1211	N/A	1390	N/A	1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:				N/A	1400	N/A	1710
1. from outsiders	$ N/A 970						
2. Includes equity subordination (15c3-1 (d)) of	$ N/A 980						
B. Securities borrowings, at market value: from outsiders	$ N/A 990			N/A	1410	N/A	1720
C. Pursuant to secured demand note collateral agreements:				N/A	1420	N/A	1730
1. from outsiders	$ N/A 1000						
2. Includes equity subordination (15c3-1 (d)) of	$ N/A 1010						
D. Exchange memberships contributed for use of company, at market value				N/A	1430	N/A	1740
E. Accounts and other borrowings not qualified for net capital purposes		N/A	1220	N/A	1440	N/A	1750
20. TOTAL LIABILITIES		$ 991	1230	$ N/A	1450	$ 991	1760

Ownership Equity

21. Sole proprietorship	$ N/A	1770
22. Partnership (limited partners $ N/A 1920)	N/A	1780
23. Corporation:		
A. Preferred stock	N/A	1791
B. Common stock	308	1792
C. Additional paid-in capital	65078	1793
D. Retained earnings	18701	1794
E. Total	84087	1795
F. Less capital stock in treasury	(76893)	1796
24. TOTAL OWNERSHIP EQUITY	$ 7194	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 8185	1810

OMIT PENNIES

BASIC FILERS ONLY

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Financial Research

For the period (MMDDYY) from 10/01/05 [3932] to 12/31/05 [3933]
Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 3507	3935
b. Commissions on listed option transactions	9924	3938
c. All other securities commissions	4929	3939
d. Total securities commissions	18360	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange	N/A	3945
b. From all other trading	N/A	3949
c. Total gain (loss)	N/A	3950
3. Gains or losses on firm securities investment accounts	N/A	3952
4. Profit (loss) from underwriting and selling groups	N/A	3955
5. Revenue from sale of investment company shares	N/A	3970
6. Commodities revenue	N/A	3990
7. Fees for account supervision, investment advisory and administrative services	N/A	3975
8. Other revenue	231	3995
9. Total revenue	$ 18591	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			$ N/A	4120
11. Other employee compensation and benefits			N/A	4115
12. Commissions paid to other broker-dealers			N/A	4140
13. Interest expense			N/A	4075
a. Includes interest on accounts subject to subordination agreements	N/A	4070		
14. Regulatory fees and expenses			N/A	4195
15. Other expenses			18591	4100
16. Total expenses			$ 18591	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			N/A	4222
a. After Federal income taxes of	N/A	4238		
20. Extraordinary gains (losses)			N/A	4224
a. After Federal income taxes of	N/A	4239		
21. Cumulative effect of changes in accounting principles			N/A	4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ 0	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 1141	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Financial Research	as of	12/31/05

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1	N/A	4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained	N/A	4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: Bear Stearns Securities Corp. [4335]	X	4570
D. (k) (3)—Exempted by order of the Commission	N/A	4580

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Financial Research as of 12/31/05

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	7194	3480
2. Deduct ownership equity not allowable for Net Capital			(	N/A)	3490
3. Total ownership equity qualified for Net Capital				7194	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				N/A	3520
B. Other (deductions) or allowable credits (List)				N/A	3525
5. Total capital and allowable subordinated liabilities			$	N/A	3530
6. Deductions and/or charges:					
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 8	3540			
B. Secured demand note deficiency	N/A	3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges	N/A	3600			
D. Other deductions and/or charges	N/A	3610	(	8)	3620
7. Other additions and/or allowable credits (List)				N/A	3630
8. Net capital before haircuts on securities positions			$	7186	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
A. Contractual securities commitments	$ N/A	3660			
B. Subordinated securities borrowings	N/A	3670			
C. Trading and investment securities:					
1. Exempted securities	N/A	3735			
2. Debt securities	N/A	3733			
3. Options	N/A	3730			
4. Other securities	N/A	3734			
D. Undue Concentration	N/A	3650			
E. Other (List)	N/A	3736	(	N/A)	3740
10. Net Capital			$	7186	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Financial Research as of 12/31/05

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	66	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5000	3760
14. Excess net capital (line 10 less 13)	$	2186	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	N/A	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	N/A	3790
17. Add:						
A. Drafts for immediate credit	$	N/A	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	N/A	3810			
C. Other unrecorded amounts (List)	$	N/A	3820	$	N/A	3830
19. Total aggregate indebtedness				$	991	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	13.8	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	12.1	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24. Net capital requirement (greater of line 22 or 23)	$	N/A	3760
25. Excess net capital (line 10 less 24)	$	N/A	3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	N/A	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
N/A 4600	N/A 4601	N/A 4602	N/A 4603	N/A 4604	N/A 4605
N/A 4610	N/A 4611	N/A 4612	N/A 4613	N/A 4614	N/A 4615
N/A 4620	N/A 4621	N/A 4622	N/A 4623	N/A 4624	N/A 4625
N/A 4630	N/A 4631	N/A 4632	N/A 4633	N/A 4634	N/A 4635
N/A 4640	N/A 4641	N/A 4642	N/A 4643	N/A 4644	N/A 4645
N/A 4650	N/A 4651	N/A 4652	N/A 4653	N/A 4654	N/A 4655
N/A 4660	N/A 4661	N/A 4662	N/A 4663	N/A 4664	N/A 4665
N/A 4670	N/A 4671	N/A 4672	N/A 4673	N/A 4674	N/A 4675
N/A 4680	N/A 4681	N/A 4682	N/A 4683	N/A 4684	N/A 4685
N/A 4690	N/A 4691	N/A 4692	N/A 4693	N/A 4694	N/A 4695
		TOTAL $	N/A 4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Financial Research

For the period (MMDDYY) from 10/01/05 to 12/31/05

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 7036	4240
A. Net income (loss)				4250
B. Additions (Includes non-conforming capital of	$	4262)	158	4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 7194	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ N/A	4300
A. Increases	N/A	4310
B. Decreases	N/A	4320
4. Balance, end of period (From item 3520)	$ N/A	4330

OMIT PENNIES

FINANCIAL RESEARCH COMPANY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

DOUGLAS L. MYERS AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
650 SHAWAN FALLS DRIVE, SUITE 200
DUBLIN, OHIO 43017

DOUGLAS L. MYERS
STEPHEN J. CLEMENT

PHONE 614/766-5138
FAX 614/766-2339

The Board of Directors
Financial Research Company, Inc.

We have audited the accompanying balance sheet of Financial Research Company, Inc. (a Georgia corporation), as of December 31, 2005, and the related statements of operations, shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Financial Research Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Research Company, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Douglas L. Myers & Associates

January 7, 2006

FINANCIAL RESEARCH COMPANY

BALANCE SHEET

DECEMBER 31, 2005

ASSETS:	
Cash	$ 36
Certificate of Deposit	7,000
Sales Commissions Receivable	1,141
Accrued Interest Receivable	8
Total Assets	$ 8,185
LIABILITIES AND SHAREHOLDER'S EQUITY:	
Accrued Commissions Payable	$ 991
Total Liabilities	991
Shareholder's Equity:	
Common Stock, $.01 Par Value Per Share, (100,000 Shares Authorized, 30,750 Issued and 1,375 Shares Outstanding)	308
Capital in Excess of Par Value	65,078
Retained Earnings	18,701
	84,087
Common Stock Held in Treasury, at Cost	(76,893)
TOTAL SHAREHOLDER'S EQUITY	7,194
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 8,185

The accompanying notes are an integral part of this statement.

FINANCIAL RESEARCH COMPANY, INC.

STATEMENT OF OPERATIONS

DECEMBER 31, 2005

Revenues:	
Commissions	$ 86,840
Interest	231
	$ 87,071
Expenses:	
Commissions	66,038
Consulting Fees	10,410
Taxes and Licenses (Note 1)	10,223
Legal and Accounting	400
Total Expenses	$ 87,071
Net Income	$ --

The accompanying notes are an integral part of this statement.

FINANCIAL RESEARCH COMPANY, INC.

STATEMENT OF SHAREHOLDER'S EQUITY

December 31, 2005

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Treasury Stock
Balance December 31, 2004 and 2005	$ 308	65,078	18,701	(76,893)

The accompanying notes are an integral part of this statement.

FINANCIAL RESEARCH COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

INCREASE (DECREASE) IN CASH AND EQUIVALENTS

Cash Flows - Operating Activities (Note 3):	
Commissions Received	$ 87,969
Interest Received	231
Commissions Paid	(67,167)
Cash Paid to Vendors and Others	(21,033)
Net Cash Flows Provided by Operating Activities	--
Net Increase in Cash and Cash Equivalents	--
Cash and Cash Equivalents at Beginning of Year	36
Cash and Cash Equivalents at End of Year	$ 36

The accompanying notes are an integral part of this statement.

FINANCIAL RESEARCH COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

Reconciliation of Net Income to Net Cash Provided by Operating Activities:	
Net Income	$ --
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Decrease in Commissions Receivable	(1,129)
Decrease in Commissions Payable	1,129
Total Adjustments	--
Net Cash Provided by Operating Activities	$ --

The accompanying notes are an integral part of this statement.

FINANCIAL RESEARCH COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. Summary of Significant Accounting Policies

Revenues are earned from commissions received by the Company under a clearing agreement with Northeast Securities Inc. The Company forwards instructions for buying and selling common and preferred stocks, bonds and options for its customer's accounts for execution.

Commissions are paid monthly when received from Northeast Securities, Inc. The Company's primary commission agent owns all of the outstanding shares of the Company. Services are performed under a commission agreement with the Company which has been in effect since 1980. The agent is responsible for certain expenses related to occupancy and utilities and the Company is responsible for regulatory and other expenses.

During 2005 the NASD conducted an examination of selected aspects of the Company's business and operations. Certain procedural deficiencies and rule violations were alleged. The Company agreed to the "Letter of Waiver and Consent" for resolution of the findings and paid a censure and administrative fine of $7,500 without admitting or denying the allegations. Any procedural deficiencies and rule violations have been corrected. The amount above has been recorded in the statement of operations under "Taxes and Licenses".

2. Changes in Liabilities Subordinated to Claims of General Creditors

No liabilities were subordinated to claims of general creditors at December 31, 2005, therefore, no changes are reportable herein.

3. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments purchased with a maturity of six months or less, when purchased, to be cash equivalents.

4. Income Taxes

The Company has elected Subchapter S status for Federal Income Tax reporting. Under Subchapter S, the income or loss of the Company is taxed to the Company's sole shareholder. Therefore, no income tax provision or benefit and accrued or deferred income taxes has been included in the attached financial statements.

SUPPLEMENTARY INFORMATION

Schedule I

FINANCIAL RESEARCH COMPANY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

Common Stock	$ 308
Capital in Excess of Par Value	65,078
Retained Earnings	18,701
	84,087
Less Treasury Stock	(76,893)
Total Ownership Equity	$ 7,194
Deduct:	
Accrued Interest Receivable	8
Net Capital	$ 7,186

Schedule II

FINANCIAL RESEARCH COMPANY, INC.

COMPUTATION OF BASIC NET

CAPITAL REQUIREMENT UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

1. Minimum Net Capital Required (6.67% of Aggregated Indebtedness- See Statement of Computation of Aggregate Indebtedness)	$	66
2. Minimum Dollar Net Capital Requirement	$	5,000
3. Net Capital Required (Greater of 1. or 2.)	$	5,000
4. Excess Net Capital:		
Net Capital	$	7,186
Less: Required Net Capital		5,000
	$	2,186
5. Excess Net Capital at 1000%:		
Net Capital	$	7,186
Less: 10% of Aggregate Indebtedness		992
	$	7,087

Schedule III

FINANCIAL RESEARCH COMPANY, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

1.	Total Aggregate Indebtedness from Balance Sheet	$ 991
2.	Total Net Capital	$ 7,186
3.	Percentage of Aggregate Indebtedness to Net Capital	13.8%
4.	Percentage of Debt to Debt-Equity Total Computed in Accordance with Rule 15c3-1(d)	12.1%

Schedule IV

FINANCIAL RESEARCH COMPANY, INC.

RECONCILIATION OF NET CAPITAL

AS OF DECEMBER 31, 2005

Net Capital	$ 7,186
Net Capital per Unaudited FOCUS Report (Note)	7,036
Net Change	$ 150

Note: One prior year correction of $158 was not recorded in the proper account, netted with $8 of accrued interest receivable which was not included on the unaudited FOCUS report.

DOUGLAS L. MYERS AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
650 SHAWAN FALLS DRIVE, SUITE 200
DUBLIN, OHIO 43017

DOUGLAS L. MYERS
STEPHEN J. CLEMENT

PHONE 614/766-5138
FAX 614/766-2339

The Board of Directors
Financial Research Company, Inc.:

We have examined the financial statements of Financial Research Company, Inc. as of December 31, 2005, and have issued our report thereon dated January 7, 2006. As part of our examination, we have made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the consolidated financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Financial Research Company, Inc. that we considered relevant to the objectives stated in rule 17-a5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of

them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Financial Research Company, Inc. taken as a whole. However, our study and evaluation disclosed no condition that our believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Deborah L. Myers & Associates

January 7, 2006

DOUGLAS L. MYERS AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
650 SHAWAN FALLS DRIVE, SUITE 200
DUBLIN, OHIO 43017

DOUGLAS L. MYERS
STEPHEN J. CLEMENT

PHONE 614/766-5138
FAX 614/766-2339

The Board of Directors
Financial Research Company, Inc.:

Based upon our understanding of exemption K(2) under Rule 15c3-3, the Company is not required to file the computation for determination of reserve requirement (item H of the annual audited report, Form X-17(a)5, Part III).

Douglas L. Myers & Associates

January 7, 2006